Mail Stop 3030
                                                                November 6,
2018


     Via E-mail
     John Lai
     Chief Financial Officer
     PetVivo Holdings, Inc.
     5251 Edina Industrial Blvd
     Edina, Minnesota 55439

            Re:      PetVivo Holdings, Inc.
                     Form 10-K for the Fiscal Year Ended March 31, 2017 Filed December 13, 2017
                     Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2017
                     Filed August 24, 2018
                     Form 10-K for the Fiscal Year Ended March 31, 2018 Filed August 13, 2018
                     Form 10-Q for the Quarterly Period Ended June 30, 2018 Filed August 24, 2018
                     File No. 000-55167

     Dear Mr. Lai:

            We have reviewed your amendment to the aforementioned referenced filing filed in response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
     July 31, 2018 letter.

     Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2017

     Item 8. Financial Statements and Supplementary Data

     1. We note that your previous amendment did not include the audited financial statements required by Item 8. As previously requested, please file a full amendment that includes
 John Lai
PetVivo Holdings, Inc.
November 6, 2018
Page 2

       all items of your Form 10-K for the fiscal year ended March 31, 2017, including the financial statements required under Item 8. This full amendment should include updated
       Exhibit 31 and 32 certifications.

Form 10-K for the Fiscal Year Ended March 31, 2018

Current Business Operations, page 4

2. In view of your disclosure that your products are intended for pet or human use, disclose the FDA approval process and the nature of regulatory oversight.

Directors and Executive Officers, page 28

3.     Please provide the disclosure required by Item 405 of Regulation S-K.

Involvement in Certain Legal Proceedings, page 31

4. We note your disclosure only addresses some of the events described in Regulation S-K
       Item 401(f), please tell us how you ensured that you have provided all required disclosure.

Exhibit 32.2

5. We note that the introductory paragraph references Cynthia Jenkins although the certification is signed by John Lai. Please file an amendment to your Form 10-K for the fiscal year ended March 31, 2018 that includes the entire filing, including Exhibit 31 certifications, together with corrected Exhibit 32 certifications that references the correct signing individual in the introductory paragraph.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Exhibits 32

6. We note that both of your certifications refer to the incorrect period. In addition, the introductory paragraph of Exhibit 32.2 references Cynthia Jenkins although the certification is signed by John Lai. Please file an amendment to your Form 10-Q for the quarterly period ended June 30, 2018 that includes the entire filing, including Exhibit 31 certifications, together with corrected Exhibit 32 certifications that refer to the proper period and appropriate signing individuals.
 John Lai
PetVivo Holdings, Inc.
November 6, 2018
Page 3

        You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior
Attorney, at (202) 551-3635 with any other questions.


                                                         Sincerely,

                                                         /s/ Lynn Dicker for

                                                         Kevin J. Kuhar
                                                         Accounting Branch
Chief
                                                         Office of Electronics
and Machinery